SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

          Series D 5.50% Senior Insured Quarterly Notes due November 15, 2017 (the "Notes")

Item 2.  Issue, renewal or guaranty.

          Issue

Item 3.  Principal amount of each security.

          $55,000,000

Item 4.  Rate of interest per annum of each security.

          5.50%

Item 5. Date of issue, renewal or guaranty of each security.

          November 7, 2002

Item 6. If renewal of security, give date of original issue.

          Not Applicable



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Item 7.  Date of maturity of each security.

          November 15, 2017

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

          The Company issued and sold the Notes to Edward D. Jones & Co., L.P. and Wachovia Securities, Inc., as the Underwriters, pursuant to an Underwriting Agreement dated November 4, 2002.

Item 9.  Collateral given with each security, if any.

          None.

Item 10. Consideration received for each security.

          $55,000,000 (100% of the principal amount)

Item 11. Application of proceeds of each security.

          The proceeds from the sale of the Notes will be used by the Company to redeem in December 2002 $23,122,000 outstanding aggregate principal amount of its First Mortgage Bonds, 7.40% Series due July 1, 2023 and $30,000,000 outstanding aggregate principal amount of its Series A 6 5/8% Senior Retail Intermediate Bonds due March 17, 2015 and for general corporate purposes.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of Section 6(b)___

          b.   the provisions contained in the fourth sentence of Section
               6(b)___

          c. the provisions contained in any rule of the Commission other than Rule U-48_X_


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Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52


Date:  November 8, 2002         SAVANNAH ELECTRIC AND POWER COMPANY



                                By: /s/Wayne Boston
                                      Wayne Boston
                                   Assistant Secretary